UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is William Lyon Homes (the “Company”), a Delaware corporation. The address of the principal executive offices of the Company is 4490 Von Karman Ave., Newport Beach, California 92660. The telephone number of the Company’s principal executive offices is (949) 833-3600.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates is the common stock, par value $.01 per share, of the Company (the ”Common Stock”). As of March 29, 2006, there were 8,652,067 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is the subject company and the filing person, are set forth in Item 1 above and incorporated into this Item 2 by reference.

Tender Offer.

The Statement relates to the tender offer by General William Lyon (“General Lyon” or the “Offeror”), Chairman of the Company’s board of directors (the “Board”) and Chief Executive Officer of the Company, pursuant to which the Offeror has offered to purchase all of the Common Stock that he does not beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) and is not held in the treasury of the Company or any of its wholly owned subsidiaries (the “Shares”) at a price per share of $93.00 in cash, without interest. The tender offer was commenced on March 17, 2006 and expires at 12:00 midnight, New York City time, on April 13, 2006, unless it is extended. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 17, 2006, as amended or supplemented (the ”Schedule TO”). The value of the $93.00 per share cash offer, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

According to the Schedule TO, the principal executive offices of the Offeror are located at 4490 Von Karman Ave., Newport Beach, California 92660. All information in this Statement or incorporated by reference herein concerning the Offeror or any of his affiliates, or actions or events in respect of any of them, has been provided by the Offeror or extracted from his public reports, and the Company assumes no responsibility for the accuracy or completeness of such information except to the extent otherwise required by law.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (a) its executive officers, directors or affiliates, or (b) the Offeror or any of his affiliates.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates, and the Offeror or his Affiliates.

As discussed more fully in Item 7 below, on March 17, 2006, the Board formed a special committee of independent directors (the “Special Committee”) to evaluate the Offer, to prepare, file and distribute this Statement, and to take all other action necessary, appropriate, or advisable regarding the Offer. The Special Committee was initially composed of four directors, with its final composition to be determined by the Special Committee in consultation with independent legal counsel of its choice. On March 17, 2006, the Special Committee determined, after consultation with Gibson Dunn & Crutcher LLP (“Gibson Dunn”), counsel to the Special Committee, that it would be comprised of three directors: Messrs. Harold H. Greene, Lawrence M. Higby and Arthur B. Laffer.

Employment Arrangements.

Employees, including executive officers, enter into annual employment agreements that provide their employment is at-will. The employment agreements with each of the Offeror and the Company’s four most highly paid executives in the 2005 fiscal year, Wade H. Cable, Douglas F. Bauer, Thomas J. Mitchell and W. Thomas Hickcox, provide for an annual salary effective January 1, 2006 of $1,000,000, $500,000, $275,000, $225,000 and $200,000 respectively. Each employment agreement, except the Offeror’s, also provides for a monthly automobile allowance of $400. The Company has also entered into indemnification agreements with all of its directors and the above officers, among others, to provide them with the maximum indemnification allowed under the Company’s certificate of incorporation and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of the Company.

The Company’s 2005 Senior Executive Bonus Plan (the “2005 Bonus Plan”) provides that the Chief Executive Officer (“CEO”) and the Chief Operating Officer (“COO”) are each eligible to receive a bonus of 3% of the Company’s pre-tax, pre-bonus income. In addition, under the 2005 Bonus Plan, each division president is eligible to receive a bonus of 3% of the division’s pre-tax, pre-bonus income, determined after allocation to the division of its allocable portion of corporate general and administrative expenses. The Board has also approved a cash bonus plan applicable in 2005 for all of its full-time, salaried employees who are not included in the Company’s 2005 Bonus Plan. Under the cash bonus plan, the Chief Financial Officer (“CFO”) is eligible to receive a bonus based upon a specified percentage of the Company’s pre-tax, pre-bonus income. For the CEO, the COO, the CFO, division presidents, executives, and managers, awards under bonus plans are paid over two years, with 75% paid following the determination of bonus awards and 25% paid one year later. The deferred portion of the bonus would be forfeited in the event of termination of such employee for any reason except retirement, death, or disability.

Summary Compensation Table.

The following table summarizes the annual and long-term compensation of the Offeror and the four other most highly compensated executive officers in the 2005 fiscal year.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation ($)(6)
		Salary($)(1)	Bonus Paid in Specified Year But Earned in Earlier Years ($)(1),(2),(3), (4),(5)	Bonus Earned During Specified Year But Payable in Future Years($)(3),(4),(5)	Securities Underlying Options(#)
General William Lyon Chairman of the Board and Chief Executive Officer	2005 2004 2003	$1,000,000 733,333 600,000	$8,766,450 4,023,604 2,368,429	$11,198,040 10,176,870 4,535,192	0 0 0	$0 0 0

Wade H. Cable Director, President and Chief Operating Officer	2005 2004 2003	500,000 500,000 500,000	8,766,450 4,023,604 2,368,429	11,198,040 10,176,870 4,535,192	0 0 0	6,300 6,200 6,000

Douglas F. Bauer Executive Vice President and Northern California Division President	2005 2004 2003	250,000 225,000 225,000	2,652,134 717,018 483,619	3,779,580 3,273,060 789,357	0 0 0	6,300 6,200 6,000

Thomas J. Mitchell Senior Vice President and Southern California Division President	2005 2004 2003	225,000 225,000 225,000	2,405,595 1,481,180 968,315	2,800,920 2,667,000 1,621,379	0 0 0	6,300 6,200 6,000

W. Thomas Hickcox Senior Vice President and Arizona Division President	2005 2004 2003	200,000 200,000 200,000	582,733 194,625 178,500	2,467,980 710,300 200,000	0 0 0	6,300 6,200 6,000

(1)	Includes amounts that the executive would have been entitled to be paid, but were deferred by payment into the Company’s 401(k) plan and deferred compensation plans. Does not include perquisites and other personal benefits, securities or property received by the executive unless the aggregate amount of such compensation is greater than the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for the executive.
(2)	Represents amounts paid in 2005, 2004 or 2003, respectively, under the Company’s then extant executive bonus plan or employment agreement with the executive, but were earned prior to the year of payment.
(3)	The 2005 Bonus Plan provides that the CEO and the COO are each eligible to receive a bonus of 3% of the Company’s consolidated pre-tax, pre-bonus income. In addition, under the 2005 Bonus Plan, each division president is eligible to receive a bonus of 3% of the division’s pre-tax, pre-bonus income, determined after allocation to the division of its allocable portion of corporate general and administrative expenses. Awards under the 2005 Bonus Plan will be paid over two years, with 75% paid following the determination of the bonus awards, and 25% paid one year later. The amounts payable one year later are conditioned upon continued employment to the date of payment, except in the case of retirement, death or disability. All awards under the 2005 Bonus Plan will be prorated downward if the sum of all calculated awards under the 2005 Bonus Plan and the Company’s 2005 bonus plans for other officers and employees of the Company and its subsidiaries would exceed 20% of the Company’s consolidated pre-tax, pre-bonus income.
(4)

The 2004 Cash Bonus Plan provides that the CEO, the COO and the CFO are eligible to receive bonuses based upon specified percentages of pre-tax, pre-bonus income. Division presidents were eligible to receive bonuses based upon specified percentages of their respective division pre-tax, pre-bonus income. All other participants were eligible to receive bonuses based upon specified percentages of a bonus pool determined as a specified percentage of pre-tax, pre-bonus income. Awards were paid over two years, with 75% paid following the determination of bonus awards, and 25% paid one year later. The deferred amounts would have been forfeited in the event of termination for any reason except retirement, death or disability.

(5)	The 2003 Cash Bonus Plan provides that the CEO, the COO and the CFO were eligible to receive bonuses based upon specified percentages of pre-tax, pre-bonus income. Division presidents were eligible to receive bonuses based upon specified percentages of their respective division pre-tax, pre-bonus income. All other participants were eligible to receive bonuses based upon specified percentages of a bonus pool determined as a specified percentage of pre-tax, pre-bonus income. Awards were paid over two years, with 75% paid following the determination of bonus awards, and 25% paid one year later. The deferred amounts would have been forfeited in the event of termination for any reason except retirement, death or disability.
(6)	Represents matching contributions made by the Company into each executive’s 401(k) plan account in an amount equal to 3% of each executive’s eligible earnings, up to the maximum permitted.

Securities Authorized for Issuance Under Equity Compensation Plans; Aggregate Option Exercises; and Value of In-The-Money Options.

The Company has only one equity compensation plan—the William Lyon Homes 2000 Stock Incentive Plan (the “Stock Incentive Plan”)—under which there are presently 396,666 shares of Common Stock available for issuance. The Company’s stockholders approved the Stock Incentive Plan on May 9, 2000.

Mr. Cable holds 50,000 options issued under the Stock Incentive Plan, with an average weighted exercise price of $8.6875. Last fiscal year, Mr. Cable did not exercise any of his options. All of Mr. Cable’s options are presently exercisable and, on December 31, 2005, Mr. Cable’s options represented a potential gain upon exercise of $4,610,625. Mr. Cable’s options expire on May 9, 2010. Other than Mr. Cable, none of the Company’s executives or directors holds options to purchase shares.

Director Compensation.

Effective in the fourth quarter of 2005, outside directors receive: (i) an annual fee of $60,000 per year, payable $15,000 per calendar quarter; (ii) $2,500 for each Board meeting attended in person; and (iii) $1,500 for each meeting attended via teleconference. The chairman of the Special Committee will receive a one-time fee of $70,000 while the other members of the Special Committee will receive a one-time fee of $60,000. The chairperson of the Audit Committee of the Board receives a fee of $10,000 per year, payable $2,500 per calendar quarter, to serve in such capacity. The chairperson of each other committee of the Board receives a fee of $7,500 per year, payable $1,875 per calendar quarter, to serve in such capacity. Other committee members receive a fee of $2,000 per year, payable $500 per calendar quarter, per committee for service on committees of the Board.

Under the Company’s Non-Qualified Retirement Plan for Outside Directors, each outside director is eligible to receive $2,000 per month beginning on the first day of the month following death, disability or retirement at age 72; or, in the case of an outside director who ceases participation in the plan prior to death, disability or retirement at age 72 but has completed at least ten years of service as a director, eligibility for benefit payments pursuant to the plan begins on the first day of the month following the later of (a) the day on which such person attains the age of 65, or (b) the day on which such person’s service terminates after completing at least ten years of service as a director. The monthly payments will continue for the number of months that equals the number of months the outside director served as a director and are payable to the director’s beneficiary in the event of the director’s death. If a retired outside director receiving payments under the plan resumes his status as a director or becomes an employee, the payments under the plan are suspended during the period of such service.

Deferred Compensation of Directors and Executive Officers.

The Company has adopted the William Lyon Homes 2004 Executive Deferred Compensation Plan, which permits certain officers and employees to defer a portion of their total income (base salary and bonuses). The deferral amount can be up to 20% of total income with a minimum of $10,000 annually and must be selected before each calendar year. The Company has also adopted the William Lyon Homes 2004 Outside Directors Deferred Compensation Plan, which permits outside directors to defer payment of a portion or all of their annual compensation until their retirement dates or a fixed payment date in the future. On such date, they would receive all deferred amounts and accumulated earnings thereon, if any, in a lump sum. No directors have currently elected to defer director compensation under this plan.

Under both plans, the deferred compensation constitutes an unsecured liability of the Company. Imputed investment gains to deferred amounts are calculated based upon investment elections made by the director or executive from a slate of investment alternatives. The Company is not, however, obligated to actually invest deferred compensation in any particular fund: the investment election is for bookkeeping purposes only. Distributions from deferred compensation are made either at a date chosen by the participant, death, disablement, termination of employment, or the occurrence of certain hardships.

In addition, in 2002 the Company adopted the William Lyon Homes 2002 Executive Deferred Compensation Plan, the terms of which were similar to those of the above plans. Contributions to that plan were frozen with the adoption of the 2004 plans.

Under the 2002 Executive Deferred Compensation Plan and the 2004 Executive Deferred Compensation Plan, the Company’s current executive officers maintained accounts totaling approximately $4.49 million as of December 31, 2005, and subsequent deferrals by executives have totaled approximately $2.92 million.

Director and Executive Officer Ownership of Shares and Stock Options.

As of March 27, 2006, each director and the four most highly paid executives of the Company other than the Offeror beneficially owned the shares of Common Stock and options to purchase Common Stock set forth opposite his or her name in the table immediately below.

	Shares Beneficially Owned		Percentage of All Common Stock(1)
General William Lyon(2)	4,413,145	(3)(4)	50.71%
The William Harwell Lyon 1987 Trust(5)	1,749,259	(6)	20.22%
The William Harwell Lyon Separate Property Trust(5)	331,437		3.83%
William H. Lyon(2)	0	(7)	0.00%
Wade H. Cable(2)	297,708	(8)(9)	3.42%
Richard E. Frankel(2)	0		0.00%
Harold H. Greene(2)	0		0.00%
Lawrence M. Higby(2)	0		0.00%
Gary H. Hunt(2)	0		0.00%
Arthur B. Laffer(2)	0		0.00%
Alex Meruelo(2)	0		0.00%
Douglas F. Bauer(2)	0		0.00%
Thomas J. Mitchell(2)	0		0.00%
W. Thomas Hickcox(2)	0		0.00%
All directors and executive officers as a group (18 persons)	4,413,145	(7)(10)	50.71%

(1)	Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 27, 2006 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Stockholder is at the following mailing address: c/o William Lyon Homes, 4490 Von Karman Ave., Newport Beach, CA 92660

(3)	Includes 247,708 shares held by the Cable Family Trust, Est. 7-11-88 (the “Cable Trust”) and 50,000 shares subject to options held by Wade H. Cable that are currently exercisable or exercisable within 60 days of March 27, 2006. General Lyon has the power to direct the vote of all of the shares beneficially owned by the Cable Family Trust and Mr. Cable pursuant to a voting agreement among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust and Wade H. Cable, individually, dated as of May 31, 2002 (as amended, the “Voting Agreement”). See note (8).
(4)	Includes 117,000 shares that are subject to a variable prepaid forward contract entered into on September 15, 2005 by General Lyon (the “Lyon Forward Contract”) and Lehman Brothers OTC Derivatives Inc. (“Lehman Brothers”). Pursuant to the Lyon Forward Contract, in exchange for a current payment from Lehman Brothers, General Lyon has an obligation to deliver up to 117,000 shares of common stock (subject to applicable adjustments) of the Company to Lehman Brothers on September 15, 2008 but may instead retain all or a portion of the shares subject to the Lyon Forward Contract and deliver the cash equivalent of such retained shares on such date.
(5)	Stockholder is at the following mailing address: c/o Richard M. Sherman, Jr., Esq., Irell & Manella LLP, 840 Newport Center Drive, Suite 400, Newport Beach, CA 92660.
(6)	Includes 58,000 shares that are subject to a variable prepaid forward contract entered into on September 15, 2005 by The William Harwell Lyon 1987 Trust (the “1987 Trust” and such contract, the “Trust Forward Contract”) and Lehman Brothers OTC Derivatives Inc (“Lehman Brothers”). Pursuant to the Trust Forward Contract, in exchange for a current payment from Lehman Brothers, the 1987 Trust has an obligation to deliver up to 58,000 shares of common stock (subject to applicable adjustments) of the Company to Lehman Brothers on September 15, 2008 but may instead retain all or a portion of the shares subject to the Trust Forward Contract and deliver the cash equivalent of such retained shares on such date.
(7)	Does not include 1,749,259 shares of common stock held by the 1987 Trust or 331,437 shares of common stock held by The William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). William H. Lyon is the sole beneficiary of both the 1987 Trust and the Separate Property Trust. Because William H. Lyon does not have or share, directly or indirectly, the power to vote or to direct the vote of these shares, he disclaims beneficial ownership of them. See note (6).
(8)	Includes 247,708 shares held by the Wade H. Cable & Susan M. Cable, Trustees of the Cable Trust and 50,000 shares subject to options held by Wade H. Cable that are currently exercisable or exercisable within 60 days of March 27, 2006. These shares are subject to the Voting Agreement with General Lyon. See note (3). Does not include 1,203 shares directly owned by children of Mr. Cable, as to which shares Mr. Cable disclaims beneficial ownership.
(9)	Includes 247,708 shares that are subject to a variable prepaid forward contract (the “Cable Forward Contract”) entered into on September 7, 2005 by and among Wade H. Cable and Susan M Cable, as trustees of the Cable Trust, and Credit Suisse First Boston Capital LLC (“CSFB Capital”). Pursuant to the Cable Forward Contract, in exchange for a current payment from CSFB Capital, the Cable Trust has an obligation to deliver up to 247,708 shares of common stock (subject to applicable adjustments) of the Company to CSFB Capital on September 8, 2008 or may retain all or a portion of such shares subject to the Cable Forward Contract and deliver the cash equivalent of such retained shares on such date.
(10)	Includes 50,000 shares subject to options held by directors and executive officers that are currently exercisable or exercisable within 60 days of March 27, 2006 and an aggregate of 364,708 shares that are subject to variable prepaid forward contracts. See notes (4) and (9).

Except as otherwise indicated in the above notes, shares shown as beneficially owned are those as to which the named person possesses sole voting and investment power.

Related Party Information.

The information contained in the sections of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) captioned “Transactions and Arrangements Concerning the Shares” and “Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon” is incorporated herein by reference. The information provided in this Statement under this caption “Related Party Information” is qualified in its entirety by reference to the Offer to Purchase.

The Offeror and William H. Lyon

The Offeror is the Company’s Chairman of the Board and the Chief Executive Officer. In 2005, the Offeror received a base salary of $1,000,000, earned a bonus of $11,198,040 under the terms of the 2005 Bonus Plan, and was paid a bonus of $8,766,450 that was earned in prior years under then-existing bonus plans. In 2004, the Offeror received a base salary of $733,333, earned a bonus of $10,176,870 and was paid a bonus of $4,023,604 that was earned in prior years under then-existing bonus plans.

William H. Lyon is a director and the Vice President and Chief Administrative Officer of the Company, the son of General Lyon and the sole beneficiary of the Trusts. In 2005, William H. Lyon received a base salary of $115,000 and a monthly car allowance of $400 from the Company, and earned a bonus of $438,056 under the terms of the Company’s 2005 Cash Bonus Plan. In 2004, William H. Lyon received a base salary of $115,000 and a monthly car allowance of $400 from the Company, and earned a bonus of $398,202 under the terms of the Company’s 2004 Cash Bonus Plan.

Acquisition of Real Estate Projects from Entities Controlled by the Offeror or William H. Lyon

On October 26, 2000, the Board (with the Offeror and William H. Lyon abstaining) approved the purchase of 579 lots for a total purchase price of $12,581,000 from an entity controlled by the Offeror and William H. Lyon. The terms of the purchase agreement provided for an initial option payment of $1,000,000 and a rolling option takedown of the lots. Additionally, one-half of the net profits in excess of six percent from the development were to be paid to the seller. As of December 31, 2004, all lots were purchased under this agreement for an aggregate purchase price of $8,641,000. During the years ended December 31, 2005, 2004 and 2003, the Company paid an aggregate of $3,638,000 for one-half of the net profits in excess of six percent from the development.

On July 9, 2002, the Board (with the Offeror and William H. Lyon abstaining) approved the purchase of 144 lots, through a land banking arrangement, for a total purchase price of $16,660,000 from an entity that purchased the lots from the Offeror. The terms of the purchase agreement provided for an initial deposit of $3,300,000 (paid on July 23, 2002) and monthly option payments of 11.5% on the seller’s outstanding investment. Such option payments entitled the Company to phase takedowns of approximately 14 lots each. As of December 31, 2004, all lots were purchased under this agreement.

Agreements with Entities Controlled by the Offeror and William H. Lyon

For the years ended December 31, 2005, 2004 and 2003, the Company incurred reimbursable on-site labor costs of $146,000, $183,000 and $277,000, respectively, for providing customer service to real estate projects developed by entities controlled by the Offeror and William H. Lyon, of which $32,000 and $26,000 was due to the Company at December 31, 2005 and 2004, respectively. The Company also earned fees of $121,000, $110,000 and $109,000, respectively, for tax and accounting services performed for entities controlled by the Offeror and William H. Lyon during the years ended December 31, 2005, 2004 and 2003, of which $92,000 was due to the Company at December 31, 2005. In January 2006, the Company received $69,000 of the amount due at December 31, 2005.

Rent Paid to a Trust of Which William H. Lyon is the Beneficiary

For the years ended December 31, 2005, 2004, and 2003, the Company incurred charges of $755,000, $755,000 and $753,000, respectively, related to rent on the Company’s corporate office, from a trust of which William H. Lyon is the sole beneficiary.

Charges Incurred Related to the Charter and Use of Aircraft

During the years ended December 31, 2004 and 2003, the Company incurred charges of $172,000 and $250,000, respectively, related to the charter and use of aircraft owned by an affiliate of the Offeror.

Effective September 1, 2004, the Company entered into an aircraft consulting and management agreement with an affiliate (the “Affiliate”) of the Offeror to operate and manage the Company’s aircraft which was placed in service effective as of September 1, 2004. The terms of the agreement provide that the Affiliate shall consult and render its advice and management services to the Company with respect to all functions necessary to the operation, maintenance and administration of the aircraft. The Company business plan for the aircraft includes (i) use by the Company’s executives for traveling on Company business to divisional offices and other destinations, (ii) charter service to outside third parties, and (iii) charter service to the Offeror personally. Charter services for outside third parties and the Offeror personally are contracted for at market rates. As compensation to the Affiliate for its management and consulting services under the agreement, the Company pays the Affiliate a fee equal to (i) the amount equal to 107% of compensation paid by the Affiliate for the pilots supplied pursuant to the agreement, (ii) $50 per operating hour for the aircraft, and (iii) $9,000 per month for hangar rent. In addition, all maintenance work, inspections and repairs performed by the Affiliate on the aircraft are charged to the Company at the Affiliate’s published rates for maintenance, inspection and repairs in effect at the time such work is completed. The total amounts paid to the Affiliate under the agreement were $1,414,000 and $317,000 for the years ended December 31, 2005 and 2004, respectively.

Pursuant to the agreement above, the Company had earned revenue of $457,000 and $187,000 for charter services provided to the Offeror personally, as of December 31, 2005 and 2004, respectively, of which $129,000 was due to the Company at December 31, 2005.

Mortgage Loan

The Company, through one of its affiliates, intends to grant a mortgage loan to William H. Lyon for a condominium. The amount of the mortgage loan is expected to be $386,000 on a total purchase price for the condominium of $460,000. The condominium will not be occupied by William H. Lyon. The loan will contain customary terms, including interest rate and collateral, as those prevailing for comparable transactions with other persons.

Finder’s Fee Agreement With Alex Meruelo

The Company and one of its directors, Alex Meruelo, are parties to an agreement under which Mr. Meruelo is eligible to receive a finder’s fee based upon the cash distributions received by a subsidiary of the Company from a joint venture development project relating to a portion of the Fort Ord military base in Monterey County, California. The joint venture development project resulted from Mr. Meruelo’s introduction of the Company to Woodman Development Company, LLC (“Woodman”) and the subsequent formation of East Garrison Partners I, LLC (“EGP”) as a joint venture between Woodman and Lyon East Garrison Company I, LLC (“EGC”). The finder’s fee will equal 5% of all net cash distributions distributed by EGP to EGC with respect to EGC’s existing 50% interest in EGP that are in excess of distributions with respect to certain deficit advances, deficit preferred returns, returns of capital and preferred returns on unreturned capital. The calculation of the finder’s fee will be based on net cash distributions received from EGP on land sales and will not be determined on the basis of any revenues, profits or distributions received from any affiliate of EGC for the construction and sale or leasing of residential or commercial buildings on such lots. Mr. Meruelo is not obligated to perform any services for EGC other than the introduction to Woodman.

Consulting Arrangements

Affiliates of Mr. Hunt, including California Strategies LLC, of which Mr. Hunt is a Partner, and the Hunt Group, of which Mr. Hunt is the sole proprietor, have provided and continue to provide advisory and consulting services to certain entities that are controlled by the Offeror but not part of the Company or its subsidiaries. The entities controlled by the Offeror paid an aggregate of $1,028,500 (and owe an additional $207,000) during 2005 and 2006 to California Strategies and the Hunt Group under these consulting arrangements for services rendered by those entities and their subcontractors, including with respect to a project involving condominium conversions under which California Strategies LLC provides services to Lyon Capital Ventures LLC, an entity of which General Lyon owns approximately 52%, the Trusts own approximately 10% and Richard E. Frankel owns approximately 13%. Mr. Hunt estimates his interest in these payments, including the portions still due, to be $637,750.

Certain Family Relationships

Terry A. Connelly, the Vice President and Director of Operations of the Company’s Nevada Division, is married to Mary J. Connelly, President of the Nevada Division. In 2005, Mr. Connelly received a base salary of $139,800 and a monthly car allowance of $400 from the Company; he earned a bonus of $661,535. The bonus earned by Mr. Connelly in 2005 is consistent with those earned by other Company employees with similar responsibilities.

The information below, under the captions “Voting Agreement,” “Investments in Entities Controlled by the Offeror,” “Home Purchases,” and “Repayment of Senior Notes,” is reproduced from the Offer to Purchase and the Company assumes no responsibility for its accuracy or completeness, except to the extent otherwise required by law.

Voting Agreement

On May 31, 2002, the Offeror entered the Voting Agreement with Mr. Cable, President and Chief Operating Officer of the Company, and Mr. Cable and Susan M. Cable, as Trustees of the Cable Trust, pursuant to which the Cable Trust and Mr. Cable agreed to vote or cause to be voted the Common Stock owned by them in accordance with the Offeror’s instructions on all matters, and the Offeror agreed to vote his Common Stock in the same manner that he instructed Mr. Cable and the Cable Trust to vote their Common Stock. On September 6, 2005, the parties to the Voting Agreement entered into a waiver agreement pursuant to which the Voting Agreement was amended to allow Mr. Cable to enter into forward sale contracts and pledge his shares of Common Stock to secure his obligations under such contracts. The parties to the Voting Agreement have also entered into joint filing agreements from time to time with respect to the joint filings of Statements on Schedule 13D by them.

Investments in Entities Controlled by the Offeror

Certain of the Company’s directors and executive officers have made minority investments in real estate ventures controlled by the Offeror. Richard E. Frankel, a director of the Company (and Chairman of the Board and Chief Executive Officer of William Lyon Financial Services, a wholly owned subsidiary of the Company), has invested an aggregate amount of more than $10,000,000 in more than 50 real estate ventures. Douglas F. Bauer, Executive Vice President and Northern California Division President of the Company, and Thomas J. Mitchell, Senior Vice President and Southern California Division President of the Company, have each invested an aggregate of $500,000 in two real estate ventures. Mary J. Connelly, Senior Vice President and Nevada Division President of the Company, has invested an aggregate of $600,000 in two real estate ventures. W. Thomas Hickcox, Senior Vice President and Arizona Division President of the Company, has invested $1,000,000 in one real estate venture. Michael D. Grubbs, Senior Vice President and Chief Financial Officer of the Company, has invested $250,000 in one real estate venture. Richard S. Robinson, Senior Vice President-Finance of the Company, has invested an aggregate of more than $1,000,000 in more than 10 real estate ventures. Trusts of which William H. Lyon is a beneficiary have also invested an aggregate amount of more than $4,000,000 in more than 20 real estate ventures controlled by the Offeror.

Certain directors and executive officers of the Company have made minority investments in the Commercial Bank of California, of which the Offeror is the Chairman. Alex Meruelo, a director of the Company, owns approximately 13.4% of the outstanding shares. Mr. Frankel owns approximately 3.7% of the outstanding shares, and Mr. Cable, Mr. Grubbs, Mr. Mitchell, and Ms. Connelly each own less than 1% of the outstanding shares.

Home Purchases

On May 28, 2004 and June 18, 2004, the Offeror and his wife, Willa Dean Lyon, purchased two of the Company’s homes for a total purchase price of approximately $877,000. The purchase prices were based on the prices offered to third parties and no discounts were given. The homes were purchased for use as residences by certain family members.

Repayment of Senior Notes

On March 17, 2003, the Company closed an offering of 10 3/4% senior notes. A portion of the net proceeds of the Company’s offering of 10 3/4% senior notes was used to repay all of the Company’s 12 1/2% senior notes, including an aggregate of $30,000,000 in principal amount held by the Offeror and the Separate Property Trust.

Indemnification of Company Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits Delaware corporations to provide in their certificates of incorporation that their directors will not be liable for personal breaches of the duty of care owed to the corporation and its stockholders. The Company’s certificate of incorporation (the “Certificate”) so provides. Such provision, however, does not preclude the personal liability of directors for: breaches of the duty of loyalty; acts or omissions either not in good faith, involving intentional misconduct, or involving knowing violation of the law; payments unlawful under Section 174 of the DGCL; or for any transaction where a director receives an improper personal benefit.

Additionally, as permitted by Section 145 of the DGCL, the Certificate and the Company’s bylaws (“Bylaws”) provide that: (i) the Company is required to indemnify its directors and officers to the fullest extent permitted by Delaware law; (ii) the Company is required to advance expenses to such directors and officers in connection with defending a proceeding; (iii) the rights conferred in the Certificate and Bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with such directors and officers; (iv) the Company may maintain director and officer liability insurance; and (v) the Company may not retroactively amend the Certificate or Bylaw provisions in a way that is adverse to such directors and officers.

The Company has entered into indemnification agreements with all of its directors and certain executive officers to, among others, provide them with the maximum indemnification allowed under the Company’s Certificate and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of the Company.

Item 4.	The Solicitation or Recommendation.

The Special Committee.

The members of the Special Committee are: Harold H. Greene (Chairman), Lawrence M. Higby and Arthur B. Laffer, none of whom have any affiliation with the Company, except as directors of the Company.

Harold H. Greene joined the Board on October 17, 2005. Mr. Greene is a 40-year veteran of the commercial and residential real estate lending industry. He most recently served as the Managing Director for Bank of America’s California Commercial Real Estate Division from 1998 to 2001 where he was responsible for lending to commercial real estate developers in California and managed an investment portfolio of approximately $2.6 billion. From 1990 to 1998, Mr. Greene was the Executive Vice President of SeaFirst Bank in Seattle, Washington and prior to that he served as the Vice Chairman of MetroBank from 1989 to

1990 and in various positions, including Senior Vice President in charge of the Asset Based Finance Group, with Union Bank, where he worked for 27 years. Mr. Greene currently serves as a director of Gary’s and Company (men’s clothing retailer) and as a director and member of the audit committee of Paladin Realty Income Properties, Inc. (real estate investments).

Lawrence M. Higby was appointed to the Board on January 17, 2006 and has more than 30 years of corporate executive experience. As Chief Executive Officer of Apria Healthcare, the nation’s largest integrated home healthcare provider, Mr. Higby leads Apria’s strategic direction and oversees its operations, marketing and sales strategies, government relations, clinical services, regulatory compliance, acquisitions, human resources, finance and information systems functions. In addition, Mr. Higby serves as a board member of the Automobile Club of Southern California, the Orange County Performing Arts Center, the South Coast Repertory, and the American Association for Homecare (AAHomecare) for which he is an active member of its executive committee. Prior to joining Apria Healthcare in 1997, Mr. Higby served as President and Chief Operating Officer of Unocal’s 76 Products Company and Group Vice President of Unocal Corporation from 1994 to 1997. From 1986 to 1994, Mr. Higby held various positions with The Times Mirror Company. From 1974 through 1985, he held executive management positions in sales and marketing at various divisions of New York-based PepsiCo.

Arthur B. Laffer joined the Board on October 17, 2005. He is the Founder and has been Chairman and Chief Executive Officer of Laffer Associates, an economic research and financial consulting firm, in San Diego, California. Dr. Laffer has also been Chief Executive Officer of Laffer Advisers Inc., a broker-dealer, since 1981, and Chief Executive Officer of Laffer Investments, an investment money management firm, since 1999. Dr. Laffer has been a leader in the nation in providing economic research and global investment-research consulting services to real estate asset managers, pension funds, financial institutions, and top corporations. Commonly known as “The Father of Supply-Side Economics,” Dr. Laffer is a founding member of the U.S. Congressional Policy Advisory Board, served two terms as a member of President Reagan’s Economic Policy Advisory Board, and helped shape public policy with his involvement in California’s Proposition 13, the groundbreaking California initiative that drastically cut state property taxes in 1978. Dr. Laffer is a director and chairman of the audit and compensation committees of OXiGENE, Inc. (biopharmaceuticals); a director of Veolia Environment (environmental management); and a director and a member of the audit and compensation committees of MPS Group, Inc. (business services provider).

Recommendation of the Special Committee.

For reasons explained below, the Special Committee is not yet able to take a position on the Offer. The Special Committee therefore requests that the Company’s stockholders refrain from tendering their Shares until the Special Committee can provide its recommendation.

The Special Committee recognizes the importance of its role on behalf of the disinterested stockholders of the Company and will endeavor to act in their best interests. To assist it, the Special Committee has retained Morgan Stanley & Co. (“Morgan Stanley”) as its financial advisor and Gibson Dunn as its legal counsel.

Morgan Stanley was asked by the Special Committee to obtain, as expeditiously as possible, necessary information from the Company and provide the Special Committee with its analysis and advice regarding the fairness of the financial terms of the Offer. As of this date, Morgan Stanley has received substantial information and is well under way with its work. However, Morgan Stanley’s work is not yet complete, and the Special Committee is not yet in a position to provide a recommendation to stockholders. The Special Committee expects to do so in the very near future.

Background of the Offer.

The Offer is the second effort on the part of the Offeror in the past 12 months to take the Company private. In April 2005, the Offeror proposed such a transaction at a price of $82 per share (the “Prior Offer”). The following paragraphs describe the background of both the Prior Offer and the Offer.

Background of the Offeror’s Relationship with the Company

Prior to November 1999, the Offeror was Chairman of the Board and Chief Executive Officer of a company formerly called William Lyon Homes, Inc. (“WLHI”), and was Chairman of the Board of The Presley Companies (“Presley”).

On October 7, 1999, WLHI, the Offeror and William H. Lyon entered into a purchase agreement (the ”Purchase Agreement”) with Presley and its subsidiary, Presley Homes. Pursuant to the Purchase Agreement, Presley Homes acquired substantially all of the real estate and related assets of WLHI; the Offeror and William H. Lyon commenced a tender offer for a portion of the outstanding Class A common stock of Presley; WLHI agreed to acquire directly shares of Class B common stock of Presley; and Presley was merged with and into one of its wholly owned subsidiaries. Following the transaction, the surviving corporation of the merger changed its name to William Lyon Homes and became the Company. Immediately following the transaction, the Offeror and the 1987 Trust (of which William H. Lyon is a beneficiary) owned approximately 49.9% of the Company’s outstanding common stock. Following the transaction, the Offeror has served as Chairman of the Board and Chief Executive Officer of the Company.

Since 1999, the Offeror has increased his beneficial ownership of the Company through a combination of share purchases and as a result of the Company’s stock repurchase program. In addition, on May 31, 2002, the Offeror entered into a voting agreement with Mr. Cable, President of the Company, and Mr. Cable and Susan M. Cable, as Trustees of the Cable Family Trust, pursuant to which Mr. Cable and the Cable Family Trust agreed to vote or cause to be voted the shares owned by them in accordance with the Offeror’s instructions. See “Item 3. Past Contracts, Transactions, Negotiations and Agreements.”

The Prior Offer

On April 26, 2005, the Offeror sent a letter to the Board in which he proposed acquiring the outstanding publicly held minority interest of the Company at $82 per share in cash. On April 26, 2005, the Offeror issued a press release announcing the proposal and indicated that the proposal was contingent upon approval by the Board or a duly appointed special committee. On April 26, 2005, the Company issued a press release announcing that it had formed a special committee to evaluate the Prior Offer (the “Prior Special Committee”). The Prior Special Committee was composed of four directors and was assisted by legal and financial advisors other than Gibson Dunn and Morgan Stanley. Each of the four members of the Prior Special Committee has since resigned from the Board.

On June 20, 2005, the Prior Special Committee communicated to the Offeror that his Prior Offer at $82 per share was inadequate.

On June 28, 2005, the Offeror issued a press release announcing his decision to withdraw his Prior Offer to acquire the remaining shares of the Company. The Offeror also announced that while he remained interested in negotiating a transaction for the acquisition of the remaining shares, he did not intend to make a new proposal at the Common Stock’s then-current trading levels.

On July 25, 2005, the Company issued a press release announcing that the Board had disbanded the Prior Special Committee that had been formed to consider the Offeror’s Prior Offer.

On July 25, 2005, the Offeror issued a press release announcing that he was ending his efforts to take the Company private at that time; however, the press release also indicated that, if market conditions changed, he might revisit the possibility of a transaction.

Changes in the Company’s Board of Directors

On August 5, 2005, the Company issued a press release and filed a report on Form 8-K announcing that the Offeror had received a letter from the members of the Prior Special Committee resigning from the Board

(the ”Resignation Letter”). A copy of the Resignation Letter was included as an exhibit to the Form 8-K that reported the resignations. In the Resignation Letter, the members of the Prior Special Committee stated that they wished to correct certain statements made in the Offeror’s July 25, 2005 press release, clarify their position on the events that transpired with respect to the Offeror’s intentions to take the Company private and express their concerns with the comments made about the Prior Special Committee’s process. Specifically, the resigning directors stated that they disagreed with the Offeror’s statement that the Prior Special Committee restricted its financial advisor from engaging in any meaningful dialogue. The resigning directors further stated that the Prior Special Committee worked diligently to perform its responsibilities to the Company’s minority stockholders. Finally, the resigning directors expressed concerns about the telephonic Board meeting on July 25, 2005 at which the Prior Special Committee was disbanded. In a press release issued by the Company on August 5, 2005, General Lyon disclaimed any intention to suggest that the Prior Special Committee members did not act in good faith in what they believed was in the best interests of stockholders.

On October 17, 2005, the Company issued a press release announcing that the Board had appointed Harold H. Greene, Gary H. Hunt and Arthur B. Laffer as directors of the Company.

On January 17, 2006, the Company issued a press release announcing that the Board had appointed Lawrence M. Higby as a director of the Company.

The Current Offer

On March 17, 2006, the Offeror commenced the Offer with an offer price per share of $93.00 in cash, without interest.

On March 17, 2006, after the commencement of the Offer, the Board, by resolution in a telephonic meeting, established the Special Committee. The Special Committee was initially composed of four directors, with its final composition to be determined by the Special Committee in consultation with legal counsel of its choice. The Board authorized the Special Committee to consider and evaluate the Offer, to take all action in connection therewith as it deems necessary, appropriate or advisable and to make recommendations to the Company’s stockholders (other than the Offeror, the Separate Property Trust and the 1987 Trust (with the Separate Property Trust, the “Trusts”)) with respect to the Offer. The Board further authorized the Special Committee (i) to utilize and retain, at the Company’s expense, such legal, financial and other advisors as it may deem necessary, appropriate or advisable, (ii) to negotiate, execute and deliver, and to cause the performance of, any such agreements and other documents as it may deem necessary, appropriate or advisable in connection with the exercise of its authority, and (iii) to act on behalf of the Company in authorizing the issuance of press releases and other public statements as it considers appropriate.

On March 17, 2006, the Special Committee engaged Gibson Dunn as its legal counsel.

On March 22, 2006, following discussions with counsel, the Special Committee determined that it would be formed of three directors: Messrs. Greene, Higby and Laffer.

On March 22, 2006, the Special Committee conducted interviews of four investment banking firms, after which it approved the engagement of Morgan Stanley as the Special Committee’s financial advisor.

Subsequently on March 22, 2006, the Special Committee held an in person meeting at which Gibson Dunn apprised the Special Committee of the lawsuits that had been filed against the Company and the Board. Gibson Dunn also advised the Special Committee as to its fiduciary duties under applicable law with respect to the Offer. Morgan Stanley was asked by the Special Committee to obtain, as expeditiously as possible, necessary information from the Company and provide the Special Committee with its analysis and advice regarding the fairness of the financial terms of the Offer.

On March 23, 2006, Morgan Stanley began its due diligence review of the Company.

On March 28, 2006, the Special Committee held a telephonic meeting at which representatives of Morgan Stanley summarized for the Special Committee its progress to date. At the conclusion of the meeting, the Special Committee determined that it was unable to provide a recommendation regarding the Offer at that time.

The Special Committee scheduled a further meeting with its advisors for the afternoon of March 30, 2006.

Intent to Tender.

To the knowledge of the Company, as of the date of this Statement, Mr. Cable, the only executive of the Company who beneficially owns Common Stock, other than the Offeror, does not intend to tender any Shares that are owned by him of record or beneficially in the Offer, since his Shares are subject to the Cable Forward Contract. The other directors and officers of the Company (except for the Offeror), including the members of the Special Committee, hold no Shares of Common Stock. According to the Offer to Purchase, the Trusts will not be tendering shares in the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Under the terms of an engagement letter with Morgan Stanley dated March 23, 2006, the Special Committee agreed to have the Company pay Morgan Stanley:   (a) an initial payment of one million dollars; and (b) a second payment of one million dollars payable upon the earlier of (i) a delivery of a financial opinion by Morgan Stanley to the Special Committee, (ii) a disclosure in public filings of presentation materials prepared by Morgan Stanley and presented to the Special Committee, or a disclosure of a summary of such materials, but only with respect to such a disclosure made after Morgan Stanley has informed the Special Committee that it is prepared to deliver its financial opinion, or (iii) the closing of the Offer after Morgan Stanley has notified the Special Committee of its readiness to deliver its financial opinion. The Special Committee also agreed to have the Company indemnify Morgan Stanley and certain related parties from and against certain liabilities related to, arising out of or in connection with the engagement.

Item 6.	Interest in Securities of the Subject Company.

Except for the transactions described in this Item 6, no transactions in shares of the Common Stock have been effected by the Company or, to the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company during the last 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as described or referred to in this Statement, to the Company’s knowledge, no negotiation is being undertaken or engaged in by the Company in response to the Offer that relates to or would result in: (i) a tender offer or other acquisition of the shares of the Common Stock by the Company, any of its subsidiaries, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

The Special Committee was formed by the Board to provide an objective evaluation of the Offer for the use of the Company stockholders and, if it deems appropriate, to recommend a course of action to the Company’s stockholders. The Board has also empowered the Special Committee to conduct negotiations on behalf of the holders of the Shares. The Special Committee is considering the Offer and may respond by negotiating with the Offeror for higher consideration.

Except as described or referred to in this Statement, to the Company’s knowledge, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to above in this Item 7.

Item 8.	Additional Information.

Litigation.

The Company is aware of three separate, putative class action lawsuits (collectively, the “Complaints”), purportedly on behalf of the public stockholders of the Company, concerning the Offer that have been filed against the Company and members of the Board (the “Defendants”) since March 21, 2006:

Alaska Electrical Pension Fund v. William Lyon Homes, Inc. et al., Case No. 06CC00047 (Superior Court of the State of California, Orange County);

Crady v. Lyon. et al., Civil Action No. TBA (Court of Chancery of the State of Delaware, Castle County); and

Brown v. William Lyon Home et al., Civil Action No. 2015-N (Court of Chancery of the State of Delaware, Castle County).

The Complaints alleged, among other things, that the price proposed to be paid in General Lyon’s $93.00 offer was unfairly low, that the initiation and timing of the offer was in breach of the Defendants’ purported duties of loyalty and constituted unfair dealing, that the structure of the $93.00 offer was inequitably coercive, that Defendants caused materially misleading and incomplete information to be disseminated to the holders of the shares, and that the Defendants would breach their duty of care and good faith by approving the $93.00 offer. The Complaints sought an injunction against the $93.00 offer, or, if consummated, rescission of the $93.00 offer and imposition of a constructive trust, as well as monetary damages, an accounting, attorneys’ fees, expenses and other relief.

The Complaints have not been consolidated. It is unclear which jurisdiction, California or Delaware, will handle the lead case. The plaintiffs, however, have moved to expedite discovery.

Delaware General Corporation Law.

The Company is incorporated under the law of the state of Delaware and that law governs the fiduciary duties of the directors and officers of the Company, as well as those of the controlling stockholder, the Offeror.

Short-Form Merger

The Schedule TO indicates that, if the Offer is completed, the Offeror will arrange a “short-form” merger—under Section 253 of the DGCL—between the Company and another entity, unless it is not lawful to do so. Under Section 253 of the DGCL, such a “short-form” merger may be effected without the affirmative vote of, or prior notice to, the Board or stockholders upon ownership of at least 90% of the shares of each class of the Company’s common stock. The short-form merger will eliminate any minority ownership remaining after the Offer closes.

A description of the Offeror’s plans for the Company appears in the Offer to Purchase in the section captioned “The Merger; Plans for Lyon Homes After the Offer and the Merger; Certain Effects of the Offer” and is incorporated herein by reference.

Delaware Anti-Takeover Statute

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with such corporation for three (3) years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the Board of such corporation prior to the date such person became an interested stockholder. But the restrictions of Section 203 do not apply to any entity whose ownership increases to 85% or more of a corporation’s outstanding voting stock (excluding shares owned by officers, directors, and certain employee stock plans) in the same transaction that first makes the entity an interested stockholder. The Offer to Purchase, in the section captioned “Certain Legal Matters,” indicates that the Offeror expects that Section 203 will not prohibit any merger consummated after the completion of the offer because the acquiring entity would initially acquire more than 85% of the Company.

Appraisal Rights

No appraisal rights are available in connection with the Offer. But, if the Offeror conducts a short-form merger as described above, stockholders whose shares are sold in such a merger will have certain rights under Section 262 of the DGCL to demand appraisal of their Shares. Such rights, if the statutory procedures are complied with, could entitle a holder of Shares to a judicial determination of the “fair value” of his or her Shares at the effective time of the short-form merger (excluding any element of value arising from the accomplishment or the expectation of such merger), to be paid in cash. The value so determined could be more or less than or the same as the $93.00 Offer consideration. A description of the appraisal rights available to stockholders in connection with a short-form merger and the procedures to be taken to perfect those rights is contained under the section entitled “Appraisal Rights” in the Offer to Purchase and is incorporated herein by reference.

Regulatory Approvals.

The Company is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the consummation of the Offer or of the Offeror’s acquisition of Shares in the Offer.

Forward-Looking Statements.

Certain statements contained in this Schedule 14D-9 that are not historical information contain forward-looking statements. The forward-looking statements involve risks and uncertainties and actual results may differ materially from those projected or implied. Further, certain forward-looking statements are based on assumptions regarding future events that may not prove to be accurate. Factors that may impact such forward-looking statements include, among others, whether the conditions to the Offer will be satisfied, changes in general economic conditions and in the markets in which the Company competes, the outbreak, continuation or escalation of war or other hostilities, including terrorism, involving the United States, changes in mortgage and other interest rates, changes in prices of homebuilding materials, weather, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, the availability of labor and homebuilding materials, changes in governmental laws and regulations, the timing of receipt of regulatory approvals and the opening of projects, and the availability and cost of land for future development, as well as the other factors discussed in the Company’s reports filed with the SEC. The Company does not undertake any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

Other.

The information contained in the Schedule TO and the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Letter to Stockholders of William Lyon Homes from the Special Committee dated March 30, 2006

(a)(2)	Press release issued by William Lyon Homes on March 17, 2006 (incorporated by reference to Exhibit (a)(5) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(3)	Press release issued by William Lyon Homes on March 23, 2006

(a)(4)	Press release issued by William Lyon Homes on March 30, 2006

(a)(5)	Offer to Purchase dated March 17, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(6)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(7)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(8)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(9)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(10)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(11)	Complaint of Alaska Electrical Pension Fund, on behalf of itself and all others similarly situated, against William Lyon Homes, Inc., William Lyon, Wade H. Cable, Richard E. Frankel, William H. Lyon, Harold H. Greene, Lawrence M. Higby, Gary H. Hunt, Arthur B. Laffer, Alex Meruelo and Does 1-25, inclusive, filed in the Superior Court of the State of California, County of Orange on March 17, 2006

(a)(12)	Complaint of Stephen L. Brown, on behalf of himself and all others similarly situated, against William Lyon Homes, General William Lyon, William H. Lyon, Wade H. Cable, Richard E. Frankel, Harold H. Greene, Gary H. Hunt, Arthur B. Laffer, Alex Meruelo and Lawrence M. Higby, filed in the Court of Chancery of the State of Delaware in and for New Castle County on March 20, 2006

(a)(13)	Complaint of Michael Crady and the Crady Family Trust against General William Lyon, William H. Lyon, Wade H. Cable, Richard E. Frankel, Harold H. Greene, Lawrence M. Higby, Gary H. Hunt, Arthur B. Laffer, Alex Meruelo, and William Lyon Homes filed in the Court of Chancery of the State of Delaware in and for New Castle County on March 21, 2006

(e)(1)	Employment Agreement between William Lyon Homes, Inc. and William Lyon dated January 9, 2006

(e)(2)	Employment Agreement between William Lyon Homes, Inc. and Wade Cable, Jr. dated January 9, 2006

(e)(3)	Employment Agreement between William Lyon Homes, Inc. and Douglas Bauer dated January 9, 2006

(e)(4)	Employment Agreement between William Lyon Homes, Inc. and W. Thomas Hickcox dated January 9, 2006

Exhibit No.	Description

(e)(5)	Employment Agreement between William Lyon Homes, Inc. and Thomas Mitchell dated January 9, 2006

(e)(6)	Form of Indemnity Agreement, between William Lyon Homes, a Delaware corporation, and the directors and officers of William Lyon Homes (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 8, 2000)

(e)(7)	William Lyon Homes 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (file no. 333-50232) filed on November 17, 2000)

(e)(8)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 2, 2001)

(e)(9)	William Lyon Homes, Inc. 2000 Cash Bonus Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 2, 2001)

(e)(10)	William Lyon Homes 2005 Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 15, 2005)

(e)(11)	Description of 2005 Cash Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 10, 2005)

(e)(12)	Adjustment of Salary of Douglas F. Bauer (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed on November 9, 2005)

(e)(13)	Standard Industrial/Commercial Single-Tenant Lease – Net between William Lyon Homes, Inc. and a trust of which William H. Lyon is the sole beneficiary (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 2, 2001)

(e)(14)	William Lyon Homes Executive Deferred Compensation Plan effective as of February 11, 2002 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (file no. 333-82448) filed on February 8, 2002)

(e)(15)	William Lyon Homes Outside Directors Deferred Compensation Plan effective as of February 11, 2002 (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 14, 2002)

(e)(16)	The Presley Companies Non-Qualified Retirement Plan for Outside Directors (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on February 25, 2003)

(e)(17)	William Lyon Homes 2004 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 30, 2004)

(e)(18)	William Lyon Homes 2004 Outside Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 30, 2004)

(e)(19)	Confirmation of Variable Prepaid Forward Transaction dated September 15, 2005 among William Lyon and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 7.2 to Amendment No. 20 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust on September 19, 2005)

(e)(20)	Confirmation of Variable Prepaid Forward Transaction dated September 15, 2005 between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 7.1 to Amendment No. 2 to Schedule 13D filed by the William Harwell Lyon 1987 Trust on September 19, 2005)

Exhibit No.	Description

(e)(21)	Confirmation of Variable Prepaid Forward Contract dated September 7, 2005 among Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust Est. 7-11-88, and Credit Suisse First Boston Capital LLC (incorporated by reference to Exhibit 7.2 to Amendment No. 19 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust on September 13, 2005)

(e)(22)	Voting Agreement dated May 31, 2002 among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable individually (incorporated by reference to Exhibit 7.2 to Amendment No. 13 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, and Wade H. Cable on August 14, 2002)

(e)(23)	Waiver Agreement dated September 6, 2005 to the Voting Agreement dated as of May 31, 2002 by and among William Lyon, Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust, and Wade H. Cable individually (incorporated by reference to Exhibit 7.3 to Amendment No. 19 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and the William Harwell Lyon Separate Property Trust on September 13, 2005)

(g)	Inapplicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated: March 30, 2006	By:	/S/ WADE H. CABLE

	Name:	Wade H. Cable

	Title:	President and Chief Operating Officer

Exhibit Index

Exhibit No.	Description

(a)(1)	Letter to Stockholders of William Lyon Homes from the Special Committee dated March 30, 2006

(a)(2)	Press release issued by General William Lyon on March 17, 2006 (incorporated by reference to Exhibit (a)(5) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(3)	Press release issued by William Lyon Homes on March 23, 2006

(a)(4)	Press release issued by William Lyon Homes on March 30, 2006

(a)(5)	Offer to Purchase dated March 17, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(6)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(7)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(8)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(9)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(10)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed by William Lyon on March 17, 2006)

(a)(11)	Complaint of Alaska Electrical Pension Fund, on behalf of itself and all others similarly situated, against William Lyon Homes, Inc., William Lyon, Wade H. Cable, Richard E. Frankel, William H. Lyon, Harold H. Greene, Lawrence M. Higby, Gary H. Hunt, Arthur B. Laffer, Alex Meruelo and Does 1-25, inclusive, filed in the Superior Court of the State of California, County of Orange on March 17, 2006

(a)(12)	Complaint of Stephen L. Brown, on behalf of himself and all others similarly situated, against William Lyon Homes, General William Lyon, William H. Lyon, Wade H. Cable, Richard E. Frankel, Harold H. Greene, Gary H. Hunt, Arthur B. Laffer, Alex Meruelo and Lawrence M. Higby, filed in the Court of Chancery of the State of Delaware in and for New Castle County on March 20, 2006

(a)(13)	Complaint of Michael Crady and the Crady Family Trust against General William Lyon, William H. Lyon, Wade H. Cable, Richard E. Frankel, Harold H. Greene, Lawrence M. Higby, Gary H. Hunt, Arthur B. Laffer, Alex Meruelo, and William Lyon Homes filed in the Court of Chancery of the State of Delaware in and for New Castle County on March 21, 2006

(e)(1)	Employment Agreement between William Lyon Homes, Inc. and William Lyon dated January 9, 2006

(e)(2)	Employment Agreement between William Lyon Homes, Inc. and Wade Cable, Jr. dated January 9, 2006

(e)(3)	Employment Agreement between William Lyon Homes, Inc. and Douglas Bauer dated January 9, 2006

(e)(4)	Employment Agreement between William Lyon Homes, Inc. and W. Thomas Hickcox dated January 9, 2006

Exhibit No.	Description

(e)(5)	Employment Agreement between William Lyon Homes, Inc. and Thomas Mitchell dated January 9, 2006

(e)(6)	Form of Indemnity Agreement, between William Lyon Homes, a Delaware corporation, and the directors and officers of William Lyon Homes (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 8, 2000)

(e)(7)	William Lyon Homes 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (file no. 333-50232) filed on November 17, 2000)

(e)(8)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 2, 2001)

(e)(9)	William Lyon Homes, Inc. 2000 Cash Bonus Plan (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 2, 2001)

(e)(10)	William Lyon Homes 2005 Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 15, 2005)

(e)(11)	Description of 2005 Cash Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 10, 2005)

(e)(12)	Adjustment of Salary of Douglas F. Bauer (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed on November 9, 2005)

(e)(13)	Standard Industrial/Commercial Single-Tenant Lease – Net between William Lyon Homes, Inc. and a trust of which William H. Lyon is the sole beneficiary (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 2, 2001)

(e)(14)	William Lyon Homes Executive Deferred Compensation Plan effective as of February 11, 2002 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (file no. 333-82448) filed on February 8, 2002)

(e)(15)	William Lyon Homes Outside Directors Deferred Compensation Plan effective as of February 11, 2002 (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 14, 2002)

(e)(16)	The Presley Companies Non-Qualified Retirement Plan for Outside Directors (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on February 25, 2003)

(e)(17)	William Lyon Homes 2004 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 30, 2004)

(e)(18)	William Lyon Homes 2004 Outside Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 30, 2004)

(e)(19)	Confirmation of Variable Prepaid Forward Transaction dated September 15, 2005 among William Lyon and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 7.2 to Amendment No. 20 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust on September 19, 2005)

(e)(20)	Confirmation of Variable Prepaid Forward Transaction dated September 15, 2005 between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc. (incorporated by reference to Exhibit 7.1 to Amendment No. 2 to Schedule 13D filed by the William Harwell Lyon 1987 Trust on September 19, 2005)

Exhibit No.	Description

(e)(21)	Confirmation of Variable Prepaid Forward Contract dated September 7, 2005 among Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust Est. 7-11-88, and Credit Suisse First Boston Capital LLC (incorporated by reference to Exhibit 7.2 to Amendment No. 19 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust on September 13, 2005)

(e)(22)	Voting Agreement dated May 31, 2002 among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable individually (incorporated by reference to Exhibit 7.2 to Amendment No. 13 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, and Wade H. Cable on August 14, 2002)

(e)(23)	Waiver Agreement dated September 6, 2005 to the Voting Agreement dated as of May 31, 2002 by and among William Lyon, Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust, and Wade H. Cable individually (incorporated by reference to Exhibit 7.3 to Amendment No. 19 to Schedule 13D filed by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and the William Harwell Lyon Separate Property Trust on September 13, 2005)

(g)	Inapplicable